UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
                 (Translation of registrant's name into English)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On April 23, 2003, Husky Energy Inc. issued a press release announcing its earnings for the three-month period ended March 31, 2003. The press release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   HUSKY ENERGY INC.


                                   By:  /s/ Neil D. McGee
                                        ---------------------------------------
                                        Neil D. McGee
                                        Vice President & Chief
                                        Financial Officer


                                   By:  /s/ James D. Girgulis
                                        ---------------------------------------
                                        James D. Girgulis
                                        Vice President, Legal &
                                        Corporate Secretary


Date:  April  23, 2003

                                                                       EXHIBIT A
                                                                       ---------



              QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2003


                                                                        Q1



                               [GRAPHIC OMITTED]

                             BROADENING THE HORIZON

                                HUSKY ENERGY INC.



                 HUSKY ENERGY ANNOUNCES RECORD QUARTERLY RESULTS


(Calgary, Alberta) Husky Energy Inc. reported net earnings of $406 million or $1.00 per share (diluted), in the first quarter of 2003, compared with $126 million or $0.29 per share (diluted) in the same quarter of 2002. Cash flow from operations was $747 million or $1.76 per share (diluted), up from $373 million or $0.87 per share (diluted) in the first quarter of 2002.

High commodity prices and foreign exchange gains on U.S. denominated debt translation were the main contributors for the Company's strong financial performance.

"In the first quarter of 2003, Husky Energy achieved record results in net earnings and cash flow from operations," said John C.S. Lau, President and Chief Executive Officer. "Husky benefited from strong oil and gas prices and increased production during the quarter."

Total production in the first quarter of 2003 was 312,100 barrels of oil equivalent per day up from 288,700 barrels of oil equivalent per day in the first quarter of 2002.

Light crude oil and natural gas liquids production was up by 36 percent to 74,300 barrels of oil per day over the same period in 2002 and heavy crude oil production was up by five percent to 97,800 barrels per day. In addition, natural gas production per day was up by four percent to 591 million cubic feet per day.

Husky's capital expenditures in the first quarter of 2003 were $500 million, as compared with $426 million in the first quarter of 2002. The increase in capital expenditures was mainly due to the development of the White Rose oil field, which accounted for $94 million in the first quarter of 2003. Husky's capital expenditures for 2003 remain at $1.84 billion, and include $515 million for the White Rose project and $67 million for oil sands development.

"Husky is committed to its financial discipline and with its corporate hedging program in place for the year 2003, our expenditures for growth prospects in the Canadian east coast offshore, internationally in the south China sea, and the western Canadian oil sands are expected to be funded by our internal generated cash resources" said John C.S. Lau, President and Chief Executive Officer.

[GRAPHIC OMITTED]
NET EARNINGS
($ millions)


[GRAPHIC OMITTED]
CASH FLOW FROM
OPERATIONS
($ millions)


[GRAPHIC OMITTED]
TOTAL PROTECTION
(mboe/day)


                                                               [GRAPHIC OMITTED]
                                                           [LOGO - HUSKY ENERGY]

--------------------------------------------------------------------------------
Highlights
--------------------------------------------------------------------------------
                                            Three Months
                                            Ended March 31

(millions of dollars, except per                                           %
share amounts)                          2003            2002            Change
--------------------------------------------------------------------------------
Sales and operating revenues, net of    $ 2,218         $1,359          +  63
   royalties

Cash flow from operations                   747            373          + 100
    Per share  -Basic                      1.77           0.88          + 101
               -Diluted                    1.76           0.87          + 102

Segmented earnings
    Upstream                            $   307         $   94          + 227
    Midstream                                49             56          -  13
    Refined Products                          -              4          - 100
    Corporate and eliminations               50            (28)         + 279
                                        ----------------------
Net earnings                            $   406         $  126          + 222
                                        ======================

    Per share  - Basic                  $  1.01         $ 0.29          + 248
               - Diluted                   1.00           0.29          + 245

Dividend paid per share                    0.09           0.09              -

Daily production, before royalties

    Light crude oil & NGL (mbbls/day)      74.3           54.8          +  36
    Medium crude oil (mbbls/day)           41.4           46.7          -  11
    Heavy crude oil (mbbls/day)            97.8           92.9          +   5
    Total crude oil & NGL (mbbls/day)     213.5          194.4          +  10
    Natural gas (mmcf/day)                591.2          566.0          +   4
    Barrels of oil equivalent (6:1)
       (mboe/day)                         312.1          288.7          +   8
================================================================================


HIGHLIGHTS        UPSTREAM
                  PRODUCTION

Total production in the first quarter of 2003 averaged 312,100 barrels of oil equivalent per day, comprised of 213,500 barrels of crude oil per day and 591 million cubic feet of natural gas per day, which was eight percent higher compared with the first quarter of 2002 and two percent lower compared with the fourth quarter of 2002.

The lower crude oil production in the first quarter of 2003 compared with the fourth quarter of 2002 was primarily due to:

         o lower drilling activity in the Western Canada oil producing areas for seasonal reasons and concentration of resources on natural gas development.

         o inclement weather in Western Canada curtailed well servicing and increased maintenance work.

         o production from Terra Nova was lower due to harsh weather conditions.

         o production at Wenchang was slightly lower due to its natural declines.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS   2

In the Lloydminster area Husky drilled 70 primary and thermal heavy oil wells during the quarter. Heavy oil production from the Lloydminster area averaged 82,500 barrels per day in the first quarter of 2003, an increase of 5,600 barrels per day compared with a year ago.

Natural gas production in Western Canada was two percent higher in the first quarter of 2003 compared with the fourth quarter of 2002 resulting primarily from tie-in activity in northwestern Alberta and southwestern Saskatchewan.

SHACKLETON NATURAL GAS PROJECT

During the first quarter of 2003 the total number of producing wells increased in the Shackleton natural gas area to 144 wells. Gross production from the Shackleton area averaged 31 million cubic feet per day during the first quarter of 2003 and the facilities throughput capacity was increased to 45 million cubic feet per day to accommodate further production increases.

BOLNEY/CELTIC THERMAL PROJECT

The Bolney/Celtic thermal expansion project continued during the quarter with nine horizontal wells on-line at Celtic. Production at the project reached six thousand barrels per day in March 2003 with plans for drilling five steam assisted gravity drainage wells and ten vertical wells to increase production.

OIL SANDS - ALBERTA

Tucker

Husky submitted a project application to the Alberta Energy and Utilities Board and an environmental impact assessment to Alberta Environment in February for the Tucker project. Husky proposes to develop a 30,000 barrel per day in-situ bitumen project utilizing steam assisted gravity drainage technology.

Kearl

At Kearl Husky drilled 212 stratigraphic test wells as part of the preliminary reservoir assessment. Core logging is in progress with a view to development of a geological model of the reservoir.

EXPLORATION

Western Canada

During the first quarter Husky drilled 90 net exploration wells, which included three net oil completions and 70 net natural gas completions. At the end of the quarter seven net exploration wells were drilling or suspended pending the end of spring break-up.

In the foothills region of Alberta three natural gas discovery wells were drilled at Lynx, two of which were completed and placed on production. In northeastern British Columbia an exploration and development program was completed at Bivouac resulting in 10 net natural gas wells, seven of which have been completed and placed on production.

Exploration activity in the foothills/deep basin region of Alberta will be focussed in the Ram River/Bighorn area during the remainder of 2003 where, at the end of the quarter, six net wells were drilling or suspended pending the end of spring break-up.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS   3

MAJOR PROJECT UPDATE
International Offshore - China

WENCHANG

Exploration activity in the South China Sea is expected to proceed with the acquisition of seismic data and detailed evaluation of prospective drilling locations. Technical data gained from two exploration wells, which were plugged and abandoned during the first quarter of 2003, will be incorporated in the geological models.

East Coast, Canada Offshore

WHITE ROSE

Progress was made on the White Rose oilfield project during the first quarter of 2003. In South Korea, the keel for the floating production, storage and offloading vessel ("FPSO") was completed and construction of the hull is underway. In Abu Dhabi, the turret for the FPSO is expected to begin testing in May followed by delivery to Korea during the third quarter of 2003 for installation on the FPSO. The completed hull is scheduled for delivery in Newfoundland in early 2004. Development drilling is expected to start during the second half of 2003 pending upgrading of the semi-submersible drilling rig Glomar Grand Banks. Dredging the first of three glory holes is currently underway.

MIDSTREAM

HUSKY LLOYDMINSTER UPGRADER

The hydrogen membrane system project commissioned in late 2002 operated successfully throughout the first quarter of 2003. The system recovers hydrogen gas, the additional hydrogen recovered from plant fuel gas streams will be used in increased synthetic crude yield from the hydrocracker unit.

The debottle-neck project is proceeding and is expected to be complete by 2004. The project is expected to increase the plant's production capacity from 77,000 barrels per day to 82,000 barrels per day.

REFINED PRODUCTS

During the first quarter Husky completed and commissioned Husky Market convenience stores at Whistler, British Columbia and at Calgary and Wetaskiwin in Alberta. Three additional Husky Market convenience stores are scheduled to commence construction later in spring 2003 and development permits for another three have been granted.

StorePoint, an integrated point of sale system was installed at 47 outlets during the quarter bringing the total StorePoint systems installed to 223.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS   4

MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2002, WHICH ARE INCLUDED IN THE COMPANY'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2002. ALL COMPARISONS REFER TO THE FIRST QUARTER OF 2003 COMPARED WITH THE FIRST QUARTER OF 2002, UNLESS OTHERWISE INDICATED. ALL DOLLAR AMOUNTS, EXCEPT PER SHARE DATA, ARE IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED.

THE CALCULATION OF BARRELS OF OIL EQUIVALENT ("BOE") AND THOUSANDS OF CUBIC FEET OF GAS EQUIVALENT ("MCFGE") ARE BASED ON A CONVERSION RATE OF SIX THOUSAND CUBIC FEET OF NATURAL GAS TO ONE BARREL OF CRUDE OIL. ALL PRODUCTION VOLUMES QUOTED ARE GROSS, THE COMPANY'S WORKING INTEREST SHARE BEFORE ROYALTIES, AND REALIZED PRICES INCLUDE THE EFFECT OF HEDGING GAINS AND LOSSES, UNLESS OTHERWISE INDICATED. CRUDE OIL HAS BEEN CLASSIFIED AS THE FOLLOWING: LIGHT CRUDE OIL HAS AN API GRAVITY OF 30 DEGREES OR MORE; MEDIUM CRUDE OIL HAS AN API GRAVITY OF 21 DEGREES OR MORE AND LESS THAN 30 DEGREES; HEAVY CRUDE OIL HAS AN API GRAVITY OF LESS THAN 21 DEGREES.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTAINS THE TERM CASH FLOW FROM OPERATIONS, WHICH SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN CASH FLOW FROM OPERATING ACTIVITIES AS DETERMINED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AS AN INDICATOR OF THE COMPANY'S FINANCIAL PERFORMANCE. HUSKY'S DETERMINATION OF CASH FLOW FROM OPERATIONS MAY NOT BE COMPARABLE TO THAT REPORTED BY OTHER COMPANIES. CASH FLOW FROM OPERATIONS GENERATED BY EACH BUSINESS SEGMENT REPRESENTS A MEASUREMENT OF FINANCIAL PERFORMANCE FOR WHICH EACH REPORTING BUSINESS SEGMENT IS RESPONSIBLE. THE OTHER ITEMS REQUIRED TO ARRIVE AT CASH FLOW FROM OPERATING ACTIVITIES ARE CONSIDERED TO BE A CORPORATE RESPONSIBILITY.

--------------------------------------------------------------------------------------------------
Quarterly Comparison
--------------------------------------------------------------------------------------------------
                                                              Three months ended
                                              MARCH 31    Dec. 31  Sept. 30   June 30   March 31

                                                  2003       2002      2002      2002      2002
--------------------------------------------------------------------------------------------------
Sales and operating revenues, net of            $2,218     $1,697    $1,669    $1,659    $1,359
   royalties

Cash flow from operations                          747        635       590       498       373

Net earnings                                       406        242       173       263       126
    Per share  - Basic                            1.01       0.57      0.38      0.64      0.29
               - Diluted                          1.00       0.57      0.38      0.64      0.29

Daily production, before royalties
  Light crude oil & NGL        (mbbls/day)        74.3       78.8      71.9      56.1      54.8
  Medium crude oil             (mbbls/day)        41.4       43.5      44.4      44.6      46.7
  Heavy crude oil              (mbbls/day)        97.8       99.4      95.2      92.8      92.9
  Natural gas                  (mmcf/day)        591.2      577.4     561.6     571.8     566.0
  Barrels of oil equivalent (6:1) (mboe/day)     312.1      317.9      305.1     288.9     288.7
==================================================================================================

CONSOLIDATED RESULTS SUMMARY

Husky's net earnings for the first quarter of 2003 were $406 million or $1.00 per share (diluted) compared with net earnings of $126 million or $0.29 per share (diluted) a year ago. Higher net earnings in the first quarter of 2003 were primarily the result of the following factors:

         o        higher realized prices for crude oil, NGL and natural gas

         o        higher production of light and heavy crude oil and natural gas

         o        higher upgrading netbacks

         o        higher income from infrastructure operations

         o        higher light oil refined product margins and sales volume

         o        foreign exchange gains on U.S. dollar denominated debt

partially offset by:

         o        lower margins for asphalt products

         o        lower synthetic crude oil sales volume

         o        higher lifting and upgrading unit costs


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS   5

Cash flow from operating activities for the first quarter of 2003 was $902 million compared with $359 million for the same period in 2002. Capital expenditures for the first quarter of 2003 were $500 million. Total debt at March 31, 2003 was $2,121 million. The ratio of total net debt to total net debt plus equity was 25 percent at March 31, 2003 compared with 29 percent at the end of 2002. Interest expense for the first quarter of 2003 was $21 million, compared with $27 million for the first quarter of 2002.

UPDATED 2003 PRODUCTION FORECAST

Husky has updated its production forecast for 2003. Husky anticipates that 2003 production will average between 310 and 330 mboe/day. Production of light crude oil and NGL is anticipated to average between 70 and 75 mbbls/day. Production of medium crude oil is anticipated to average between 40 and 45 mbbls/day and heavy crude oil production is anticipated to average between 100 and 110 mbbls/day. Natural gas production is anticipated to average between 590 and 620 mmcf/day.

BUSINESS ENVIRONMENT

-----------------------------------------------------------------------------------------------------
Industry Benchmarks (averages)
-----------------------------------------------------------------------------------------------------
                                                                 Three months ended
                                                 MARCH 31    Dec. 31  Sept. 30   June 30   March 31

                                                     2003       2002      2002      2002      2002
-----------------------------------------------------------------------------------------------------
West Texas Intermediate ("WTI")   (U.S. $/bbl)   $  33.86   $  28.15  $  28.27  $  26.25  $  21.64
 NYMEX natural gas                (U.S. $/mmbtu) $   6.60   $   3.99  $   3.26  $   3.37  $   2.38
 AECO natural gas                 ($/GJ)         $   7.51   $   4.98  $   3.08  $   4.19  $   3.17
 WTI/Lloyd Blend differential     (U.S. $/bbl)   $   8.12   $   8.14  $   5.99  $   6.04  $   5.72
 U.S./Canadian dollar exchange rate (U.S. $)     $  0.663   $  0.638  $  0.640  $  0.643  $  0.627
=====================================================================================================

During the first quarter of 2003 world oil markets continued to react to Venezuela supply issues, OPEC production and tension in the Middle East; culminating in war in Iraq in late March. The spot price for West Texas Intermediate crude oil averaged over U.S. $33 per barrel during the quarter and despite the narrowing differential between the Canadian and U.S. dollars the Canadian benchmark for light crude oil averaged over $51 per barrel. Subsequent to the end of the first quarter Venezuelan supply returned to normal or above normal levels. Crude oil prices continue to be affected by a mix of uncertainties including reduced Nigerian production due to internal conflict and uncertain prospect of a return to normal in Iraq in the near-term.

Prices for NYMEX natural gas in the first quarter of 2003 averaged over 2.8 times those in the first quarter of 2002. Higher prices resulted primarily from lower than normal storage levels combined with a colder than normal heating season. As a result storage levels at March 31, 2003 were at historical lows and the likelihood of achieving adequate inventory levels for the next heating season is uncertain.

The Company has implemented a corporate hedging program to protect cash flow and earnings in 2003. At March 31, 2003 230 mmcf per day of natural gas was hedged from April to October 2003, and 100 mmcf per day during November and December 2003, at an average price of U.S. $5.32 per mcf. The Company has also hedged 85,000 bbls per day of crude oil from April to December at an average price of U.S. $29.42. Further details of this hedging program are outlined in note 3 to the consolidated financial statements included in this quarterly report.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS   6

RESULTS OF OPERATIONS

UPSTREAM
EARNINGS AND PRODUCTION

Earnings from Husky's upstream segment increased to $307 million in the first quarter of 2003 from $94 million in the first quarter of 2002. Higher upstream earnings in the first quarter were primarily the result of the following factors:

         o        higher average realized crude oil and natural gas prices.

partially offset by:

         o higher unit operating costs. The increase in operating costs was due primarily to higher energy costs resulting from higher natural gas and power prices and weather related maintenance costs.

FIRST QUARTER OF 2003 COMPARED WITH THE FOURTH QUARTER OF 2002

Total production from Husky's properties in Western Canada in the first quarter of 2003 averaged 271 mboe per day, down one percent from the 274 mboe per day in the previous quarter. Total oil production was 172 mbbls per day, down three percent from 178 mbbls per day in the previous quarter. The lower oil production during the first quarter of 2003 was due to natural declines and concentrating drilling resources in natural gas areas. Natural gas production was up two percent from fourth quarter of 2002 levels, averaging 591 mmcf per day.

Production from the Terra Nova oil field averaged 15.7 mbbls of oil per day in the first quarter of 2003, down seven percent from 16.9 mbbls per day in the previous quarter. The lower production was the result of down time due to severe storms off the east coast.

In the South China Sea the Wenchang oil field averaged 25.2 mbbls of oil per day during the first quarter of 2003, down six percent from 26.7 mbbls per day in the previous quarter due to natural declines.

-------------------------------------------------------------------------------------------------
Upstream Earnings Summary
-------------------------------------------------------------------------------------------------
                                                                                Three months
                                                                               ended March 31

                                                                               2003       2002
-------------------------------------------------------------------------------------------------
Gross revenues                                                               $ 1,180    $   586
Royalties                                                                        200         75
Hedging                                                                           16          -
                                                                           ----------------------
Net revenues                                                                     964        511
Operating and administrative expenses                                            223        163
Depletion, depreciation and amortization ("DD&A")                                229        200
Income taxes                                                                     205         54
                                                                           ----------------------
Earnings                                                                     $   307    $    94
=================================================================================================


-------------------------------------------------------------------------------------------------
Net Revenue Variance Analysis
-------------------------------------------------------------------------------------------------
                                                      Crude oil
                                                        & NGL     Natural gas   Other    Total
-------------------------------------------------------------------------------------------------
Three months ended March 31, 2002                      $ 368       $ 134      $   9     $  511
   Price changes                                         251         250          -        501
   Volume changes                                         77           7          -         84
   Royalties                                             (49)        (75)         -       (124)
   Hedging                                               (16)          -          -        (16)
   Processing and sulphur                                  -           -          8          8
                                                   ----------------------------------------------
THREE MONTHS ENDED MARCH 31, 2003                      $ 631       $ 316      $  17     $  964
=================================================================================================


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS   7

--------------------------------------------------------------------------------
Average Realized Prices
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

                                                        2003            2002
--------------------------------------------------------------------------------
Before hedging
   Light crude oil & NGL     ($/bbl)                    $ 47.11         $ 28.45
   Medium crude oil          ($/bbl)                    $ 37.86         $ 24.84
   Heavy crude oil           ($/bbl)                    $ 33.02         $ 20.95
   Natural gas               ($/mcf)                    $  7.80         $  3.10
After hedging
   Light crude oil & NGL     ($/bbl)                    $ 46.14         $ 28.45
   Medium crude oil          ($/bbl)                    $ 35.39         $ 24.84
   Heavy crude oil           ($/bbl)                    $ 33.02         $ 20.95
   Natural gas               ($/mcf)                    $  7.80         $  3.10
================================================================================

--------------------------------------------------------------------------------
Royalty Rates
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31
Percentage of upstream sales revenues, before
royalties                                               2003            2002
--------------------------------------------------------------------------------
Crude oil & NGL                                           14%             12%

Natural gas                                               24%             16%

Total                                                     17%             13%
================================================================================

--------------------------------------------------------------------------------
Daily Production, Before Royalties
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

                                                        2003            2002
--------------------------------------------------------------------------------
Light crude oil & NGL         (mbbls/day)                74.3            54.8

Medium crude oil              (mbbls/day)                41.4            46.7

Heavy crude oil               (mbbls/day)                97.8            92.9

Natural gas                   (mmcf/day)                591.2           566.0

Barrels of oil equivalent (6:1) (mboe/day)              312.1           288.7
================================================================================

--------------------------------------------------------------------------------
Product Mix
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

Percentage of upstream sales revenues, net of
royalties                                               2003            2002
--------------------------------------------------------------------------------
Crude oil & NGL                                           66%             74%

Natural gas                                               34%             26%
                                                       -----------------------
                                                         100%            100%
================================================================================


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS   8

OPERATING NETBACKS

Western Canada

--------------------------------------------------------------------------------
Light Crude Oil Netbacks (1)
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

Per boe                                                 2003            2002
--------------------------------------------------------------------------------
Sales revenues                                          $  47.09       $  28.21

Royalties                                                   9.95           3.20

Hedging                                                     2.32              -

Operating costs                                            10.77           9.84
                                                        ----------     ---------
Netback                                                 $  24.05       $  15.17
================================================================================

--------------------------------------------------------------------------------
Medium Crude Oil Netbacks (1)
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

Per boe                                                 2003            2002
--------------------------------------------------------------------------------
Sales revenues                                          $  37.98       $  24.81

Royalties                                                   6.83           3.82

Hedging                                                     2.40              -

Operating costs                                             9.24           6.79
                                                        ----------     ---------
Netback                                                 $  19.51       $  14.20
================================================================================

--------------------------------------------------------------------------------
Heavy Crude Oil Netbacks (1)
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

Per boe                                                 2003            2002
--------------------------------------------------------------------------------
Sales revenues                                          $  33.17       $  20.75

Royalties                                                   4.12           1.96

Operating costs                                            10.02           6.63
                                                        ----------     ---------
Netback                                                 $  19.03       $  12.16
================================================================================

--------------------------------------------------------------------------------
Natural Gas Netbacks (2)
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

Per mcfge                                               2003            2002
--------------------------------------------------------------------------------
Sales revenues                                          $   7.87       $   3.19

Royalties                                                   1.87           0.59

Operating costs                                             0.81           0.57
                                                        ----------     ---------
Netback                                                 $   5.19       $   2.03
================================================================================

--------------------------------------------------------------------------------
Total Western Canada Upstream Netbacks (1)
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

Per boe                                                 2003            2002
--------------------------------------------------------------------------------
Sales revenues                                          $  40.63       $  21.94

Royalties                                                   7.80           3.00

Hedging                                                     0.65              -

Operating costs                                             8.11           5.97
                                                        ----------     ---------
Netback                                                 $  24.07       $  12.97
================================================================================


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS   9

--------------------------------------------------------------------------------
Terra Nova Crude Oil Netbacks
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

Per boe                                                 2003            2002
--------------------------------------------------------------------------------
Sales revenues                                          $  47.51       $  30.82

Royalties                                                   0.46           0.31

Operating costs                                             3.35           2.95
                                                        ----------     ---------
Netback                                                 $  43.70       $  27.56
================================================================================

--------------------------------------------------------------------------------
Wenchang Crude Oil Netbacks
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

Per boe                                                 2003            2002
--------------------------------------------------------------------------------
Sales revenues                                          $  48.41       $      -

Royalties                                                   4.00              -

Operating costs                                             2.06              -
                                                        ----------     ---------
Netback                                                 $  42.35       $      -
================================================================================

--------------------------------------------------------------------------------
Total Upstream Segment Netbacks (1)
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

Per boe                                                 2003            2002
--------------------------------------------------------------------------------
Sales revenues                                          $  41.60       $  22.25

Royalties                                                   7.11           2.90

Hedging                                                     0.56             -

Operating costs                                             7.39           5.88
                                                        ----------     ---------
Netback                                                 $  26.54       $  13.47
================================================================================
(1)  Includes associated co-products converted to boe.
(2)  Includes associated co-products converted to mcfge.

MIDSTREAM

Earnings from Husky's midstream segment were $49 million in the first quarter of 2003 compared with $56 million in the first quarter of 2002. Lower midstream earnings in the first quarter of 2003 were primarily the result of the following:

         o higher unit operating costs due to increased cost for natural gas, thermal and electrical energy.

         o lower synthetic crude oil sales volume due to minor plant outages. The upgrader was on stream for 83.2 days in the first quarter of 2003 compared with 89.8 days the year before.

partially offset by:

         o higher upgrading gross margin mainly due to a wider heavy to light crude oil differential.

         o higher cogeneration income due to higher steam sales to the upgrader and higher electrical demand from colder weather. The income from cogeneration operations provides a direct offset to energy costs at the upgrader and the Rainbow Lake upstream operations.

         o higher marketing income from commodity marketing and infrastructure.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  10

--------------------------------------------------------------------------------
Upgrading
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

                                                        2003            2002
--------------------------------------------------------------------------------
Gross margin                                            $   81         $   75
Operating costs                                             58             36
Other expenses (recoveries)                                 (1)            (1)
DD&A                                                         5              5
Income taxes                                                 7             10
                                                        ---------------------
Earnings                                                $   12         $   25
                                                        =====================
Selected operating data:
     Upgrader throughput (1) (mbbls/day)                  71.1           76.6
     Synthetic crude oil sales (mbbls/day)                59.4           71.2
     Upgrading differential  ($/bbl)                     14.11           9.85
     Unit margin             ($/bbl)                     15.09          11.68
     Unit operating cost (2) ($/bbl)                      8.99           5.15
================================================================================
(1)  Throughput includes diluent returned to the field.
(2)  Based on throughput.

--------------------------------------------------------------------------------
Upgrading Earnings Variance Analysis
--------------------------------------------------------------------------------
Three months ended March 31, 2002                                      $   25
     Volume                                                               (12)
     Differential                                                          18
     Operating costs - energy related                                     (21)
     Operating costs - non-energy related                                  (1)
     Other                                                                  -
     DD&A                                                                   -
     Income taxes                                                           3
                                                                       --------
THREE MONTHS ENDED MARCH 31, 2003                                      $   12
================================================================================

--------------------------------------------------------------------------------
Infrastructure and Marketing
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

                                                        2003            2002
--------------------------------------------------------------------------------
Gross margin  - pipeline                                $    17        $    16
              - other infrastructure and marketing           50             42
                                                        ----------------------
                                                             67             58
Other expenses                                                2              2
DD&A                                                          5              4
Income taxes                                                 23             21
                                                        ----------------------
Earnings                                                $    37        $    31
                                                        ======================
Selected operating data:
     Aggregate pipeline throughput  (mbbls/day)             478            469
================================================================================


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  11

REFINED PRODUCTS

Husky's refined products segment recorded nil earnings in the first quarter of 2003 compared with earnings of $4 million in the first quarter of 2002. The refined products results were primarily due to:

         o lower margins for asphalt products as a result of increasing crude oil feedstock costs, against fixed price contracts established in December, 2002. This trend is expected to reverse in the remainder of 2003.

Partially offset by:

         o improved retail unit throughput, higher marketing margins, and a 15 percent increase in light oil product sales volume.

--------------------------------------------------------------------------------
Refined Products
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

                                                        2003            2002
--------------------------------------------------------------------------------
Gross margin  - fuel sales                              $   23         $    12
              - ancillary sales                              6               6
              - asphalt sales                               (2)              7
                                                        ----------------------
                                                            27              25
Operating and other expenses                                17              11
DD&A                                                         9               8
Income taxes                                                 1               2
                                                        ----------------------
Earnings                                                $    -         $     4
                                                        ======================
Selected operating data:
   Number of fuel outlets                                  572             578
   Light oil sales (million litres/day)                    8.3             7.2
   Asphalt sales   (mbbls/day)                            17.1            17.7
   Lloydminster refinery throughput (mbbls/day)           10.6            10.9
   Prince George refinery throughput (mbbls/day)          24.8            25.2
================================================================================

CORPORATE

INTEREST EXPENSE

Interest costs less interest capitalized and interest income was $21 million during the first quarter of 2003 compared with $27 million a year earlier. Interest capitalized in the first quarter of 2003 amounted to $8.7 million and was in respect of the White Rose oil field development project. Interest capitalized in the first quarter of 2002 was $5.9 million and was comprised of $2.0 million for the Terra Nova oil field development and $3.9 million for the White Rose development project. Interest income during the first quarter of 2003 amounted to $2.1 million. Total interest paid during the first quarter in 2003 was $32 million compared with $33 million in the first quarter of 2002. During the first quarter of 2003 Husky's effective interest rate after the effect of interest rate swaps was 5.69 percent compared with 5.67 percent during the same period in 2002.

FOREIGN EXCHANGE

Foreign exchange gains during the first quarter of 2003 amounted to $100 million compared with a loss of $8 million during the same period in 2002 and were comprised of a $124 million unrealized gain on translation of U.S. dollar denominated long-term debt partially offset by losses totalling $24 million on other monetary items and foreign currency swaps on long-term debt. The foreign exchange loss recorded in the first quarter of 2002 comprised $7 million on other monetary items and approximately $1 million on long-term debt. The pertinent period end exchange rates for the Canadian dollar against the U.S. dollar for the two quarters were U.S. $0.6806 at March 31, 2003, U.S. $0.6331 at December 31, 2002, U.S. $0.6275 at March 31, 2002 and U.S. $0.6279 at December
31, 2001.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  12

SENSITIVITY ANALYSIS

INCOME TAXES

The effective income tax rate for the first quarter of 2003 was 38 percent. Current income tax included $18 million on Wenchang income and $5 million of capital tax.

The following table shows the annual effect on net earnings and cash flow of changes in certain key variables. The analysis is based on business conditions and production volumes during the first quarter of 2003. Each separate item in the sensitivity analysis assumes the others are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

---------------------------------------------------------------------------------------------------
Sensitivity Analysis
---------------------------------------------------------------------------------------------------
                                                    EFFECT ON PRE-TAX
ITEM                                INCREASE            CASH FLOW        EFFECT ON NET EARNINGS
---------------------------------------------------------------------------------------------------
                                                 ($ millions)($/share)(5) $ millions)  ($/share)(5)
WTI benchmark crude oil price

  Excluding hedges                  U.S. $1.00/bbl     100         0.24        63        0.15

  Including hedges                  U.S. $1.00/bbl      82         0.20        51        0.12

NYMEX benchmark natural gas price   U.S. $0.20/mmbtu    33         0.08        18        0.04
(1)

Light/heavy crude oil differential  CDN. $1.00/bbl     (24)       (0.06)      (14)      (0.03)
(2)

Light oil margins                   CDN.                15         0.04         9        0.02
                                    $0.005/litre

Asphalt margins                     CDN. $1.00/bbl       6         0.01         4        0.01

Exchange rate (U.S. $ per Cdn. $) (3)

  Excluding hedges                  U.S. $0.01         (53)       (0.13)      (36)      (0.09)

  Including hedges                  U.S. $0.01         (51)       (0.12)      (35)      (0.08)

Interest rate (4)                   1%                  (7)       (0.02)       (5)      (0.01)
===================================================================================================

(1)  Includes decrease in earnings related to natural gas consumption.
(2)  Includes impact of upstream and upgrading operations only.
(3) Assumes no foreign exchange gains or losses on U.S. $ denominated long-term debt and other monetary items. The impact of the Canadian dollar strengthening by U.S. $0.01 would be an increase of $18 million in net earnings based on March 31, 2003 U.S. $ denominated debt levels.
(4)  Interest rate sensitivity based on annual weighted obligations.
(5)  Based on March 31, 2003 common shares outstanding of 418.4 million.

LIQUIDITY AND CAPITAL RESOURCES

SUMMARY
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

                                                        2003            2002
--------------------------------------------------------------------------------
Cash flow from operating activities                     $ 902          $ 359

Cash flow from financing activities                      (379)            55

Cash flow from investing activities                      (493)          (414)
                                                        ---------------------
Increase in cash and cash equivalents                   $  30          $   -
================================================================================

During the first quarter of 2003 cash flow available for investing was $523 million compared with $414 million during the same period in 2002.

INVESTING ACTIVITIES

Capital expenditures totalled $500 million in the first quarter of 2003 compared with $426 million in the first quarter of 2002.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  13

--------------------------------------------------------------------------------
Capital Expenditures
--------------------------------------------------------------------------------
                                                            Three months
                                                            ended March 31

                                                        2003            2002
--------------------------------------------------------------------------------
Upstream
    Exploration
       Western Canada                                   $   129       $   122
       East Coast Canada                                      -            15
       International                                         10             1
                                                        ---------------------
                                                            139           138
                                                        ---------------------
    Development
       Western Canada                                       241           223
       East Coast Canada                                    104            23
       International                                          -            19
                                                        ---------------------
                                                            345           265
                                                        ---------------------
                                                            484           403
                                                        ---------------------
Midstream
    Upgrader                                                  4             9
    Infrastructure and marketing                              2             7
                                                        ---------------------
                                                              6            16
                                                        ---------------------
Refined Products                                              8             4
Corporate                                                     2             3
                                                        ---------------------
                                                        $   500       $   426
================================================================================

Upstream

In Western Canada the majority of capital expenditures during the first quarter of 2003 were directed toward exploration for and development of natural gas. In the natural gas prevalent foothills and deep basin area of Alberta and northeastern British Columbia Husky spent $66 million. Natural gas directed exploration and development were also focussed in the northwestern Alberta plains and in southwestern Saskatchewan where the Company's Shackleton natural gas development project is progressing. In the Lloydminster heavy oil area, exploration and development capital expenditures totalled $39 million. In the Tucker and Kearl, Alberta oilsands areas capital expenditures totalled $23 million for preliminary engineering and stratigraphic testing.

During the first quarter of 2003 the higher proportion of dry development and exploration wells compared with the same period in 2002, was due primarily to drilling shallow wells toward the edge of natural gas reservoirs in northern Alberta.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  14

--------------------------------------------------------------------------------
Wells Drilled (1)
--------------------------------------------------------------------------------
                                                         Three months
                                                        ended March 31
                                                     2003              2002

                                              Gross       Net   Gross      Net
--------------------------------------------------------------------------------
Western Canada
     Exploration   Oil                            4        3        6        5

                   Gas                           76       70       88       83

                   Dry                           18       17        9        9
                                            ------------------------------------
                                                 98       90      103       97
                                            ------------------------------------
     Development   Oil                          120      107       52       44

                   Gas                          219      210      226      216

                   Dry                           34       32       19       18
                                            ------------------------------------
                                                373      349      297      278
                                            ------------------------------------
                                                471      439      400      375
================================================================================
(1)  Excludes stratigraphic test wells.

Midstream

Midstream capital expenditures at the Husky Lloydminster Upgrader during the first quarter of 2003 amounted to $4 million for debottle-necking and process improvement projects. Capital expenditures for midstream infrastructure amounted to $2 million.

Refined Products

Refined products capital expenditures during the first quarter of 2003 amounted to $8 million. Capital expenditures included $4 million for marketing outlet construction and remodelling, $2 million for various upgrading projects at the Husky Lloydminster refinery and $2 million at the Prince George refinery and at other terminals and plants.

FINANCING ACTIVITIES

At March 31, 2003 Husky's total debt, net of cash and cash equivalents was $1,785 million, producing a ratio of total net debt plus equity of 0.25 to 1. At March 31, 2003 Husky's long-term debt, including amounts due within one year, totalled $2,121 million, down $264 million from December 31, 2002. The reduction in long-term debt was comprised of $140 million of debt repayments and $124 million reduction on translation of U.S. dollar denominated debt.

During the first quarter of 2003, Husky reduced its syndicated bank facility from $940 million to $830 million. There were no drawings under the syndicated facility at the end of the first quarter. During the first quarter of 2003, Husky added a revolving credit facility of $100 million. The facility is with a Canadian financial institution and carries the same terms as the $830 million syndicated bank facility.

During the first quarter of 2003 Husky terminated its agreement to sell up to $200 million of net trade receivables on a continual basis.

Husky believes that based on its current forecast for commodity prices, together with the corporate hedging program in place for 2003, its 2003 capital programs will be funded by operating activities.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  15

COMMON SHARE INFORMATION

-------------------------------------------------------------------------------------------------
                                                               THREE  MONTHS        Year ended
                                                               ENDED MARCH 31       December 31

(thousands of shares, except per share amounts)                   2003                  2002
-------------------------------------------------------------------------------------------------
Share price (1)   High                                          $  17.49            $  17.98

                  Low                                           $  16.03            $  14.00

                  Close at end of period                        $  16.93            $  16.47

Average daily trading volume                                         292                 463

Weighted average number of common shares outstanding

                  Basic                                          418,163             417,425

                  Diluted                                        419,985             419,334

Number of common shares outstanding at end of period             418,419             417,874
=================================================================================================

(1) Trading in the common shares of Husky Energy Inc. ("HSE") commenced on the Toronto Stock Exchange on August 28, 2000. The Company is represented in the S&P/TSX Composite, S&P/TSX Canadian Energy sector and in the S&P/TSX 60 indices.

CERTAIN STATEMENTS CONTAINED HEREIN, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "EXPECT", "BELIEVE", "WILL" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS AND ESTIMATED AMOUNTS AND TIMING OF CAPITAL EXPENDITURES AND CHANGES IN ESTIMATES OF FUTURE PRODUCTION, THAT COULD INFLUENCE ACTUAL RESULTS.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  16

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
                                                      MARCH 31      December 31
(millions of dollars)                                   2003             2002
--------------------------------------------------------------------------------
                                                     (unaudited)     (audited)

 ASSETS
 Current assets
     Cash and cash equivalents                          $   336        $    306
     Accounts receivable                                    915             572
     Inventories                                            230             243
     Prepaid expenses                                        17              23
                                                        ------------------------
                                                          1,498           1,144
                                                        ------------------------
Property, plant and equipment - (full
   cost accounting)                                      14,891          14,450
     Less accumulated depletion, depreciation
        and amortization                                  5,295           5,103
                                                        ------------------------
                                                          9,596           9,347
                                                        ------------------------
 Other assets                                                80              84
                                                        ------------------------
                                                        $11,174         $10,575
                                                        ========================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Accounts payable and accrued liabilities           $ 1,102         $   811
     Long-term debt due within one year (NOTE 4)            278             421
                                                        ------------------------
                                                          1,380           1,232
                                                        ------------------------
Long-term debt (note 4)                                   1,843           1,964
Site restoration provision                                  256             249
Future income taxes (note 6)                              2,209           2,003
Shareholders' equity
    Capital securities and accrued return                   331             364
    Common shares (note 5)                                3,412           3,406
    Retained earnings                                     1,743           1,357
                                                        ------------------------
                                                          5,486           5,127
                                                        ------------------------
                                                        $11,174         $10,575
                                                        ========================
Commitments (note 7)
Common shares outstanding (millions) (note 5)             418.4           417.9
================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these statements.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  17

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)
--------------------------------------------------------------------------------
                                                         Three months
                                                        ended March 31

(millions of dollars, except per
share amounts)                                       2003              2002
--------------------------------------------------------------------------------
Sales and operating revenues, net of royalties       $ 2,218          $ 1,359
Costs and expenses
     Cost of sales and operating expenses              1,359              903
     Selling and administration expenses                  27               20
     Depletion, depreciation and amortization            253              221
     Interest - net (NOTE 4)                              21               27
     Foreign exchange                                   (100)               8
     Other - net                                           -               (3)
                                                     ------------------------
                                                       1,560            1,176
                                                     ------------------------
Earnings before income taxes                             658              183
                                                     ------------------------
Income taxes (NOTE 6)

     Current                                              48               28

     Future                                              204               29
                                                     ------------------------
                                                         252               57
                                                     ------------------------
Net earnings                                         $   406          $   126
                                                     ========================
Earnings per share (note 9)
     Basic                                           $  1.01          $  0.29
     Diluted                                         $  1.00          $  0.29

Weighted average number of common shares outstanding (millions) (note 9)

     Basic                                             418.2            416.9

     Diluted                                           420.0            419.0
================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)
--------------------------------------------------------------------------------
                                                         Three months
                                                        ended March 31
(millions of dollars)                                2003              2002
--------------------------------------------------------------------------------
Beginning of period                                  $ 1,357          $  722
Net earnings                                             406             126
Dividends on common shares                               (37)            (38)
Return on capital securities (net of related
  taxes and foreign exchange)                             17              (5)
                                                     -----------------------
End of period                                        $ 1,743          $  805
================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these statements.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  18

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
--------------------------------------------------------------------------------
                                                         Three months
                                                        ended March 31
(millions of dollars)                                2003              2002
--------------------------------------------------------------------------------
Operating activities

   Net earnings                                      $   406          $  126

   Items not affecting cash
     Depletion, depreciation and amortization            253             221
     Future income taxes                                 204              29
     Foreign exchange - non-cash                        (116)              1
     Other                                                 -              (4)
                                                     -----------------------
   Cash flow from operations                             747             373

   Change in non-cash working capital (note 8)           155             (14)
                                                     -----------------------
   Cash flow - operating activities                      902             359
                                                     -----------------------

Financing activities
   Bank operating loans financing - net                    -              20
   Long-term debt issue                                    -             200
   Long-term debt repayment                             (140)           (111)
   Return on capital securities payment                  (15)            (16)
   Proceeds from exercise of stock options                 6               3
   Dividends on common shares                            (37)            (38)
   Change in non-cash working capital (note 8)          (193)             (3)
                                                     -----------------------
   Cash flow - financing activities                     (379)             55
                                                     -----------------------
Available for investing                                  523             414
                                                     -----------------------
Investing activities
   Capital expenditures                                 (500)           (426)

   Asset sales                                             7              12

   Other                                                   2               -

   Change in non-cash working capital (note 8)            (2)              -
                                                     -----------------------
   Cash flow - investing activities                     (493)           (414)
                                                     -----------------------
Increase in cash and cash equivalents                     30               -

Cash and cash equivalents at beginning of period         306               -
                                                     -----------------------
Cash and cash equivalents at end of period           $   336          $    -
================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these statements.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2003

Except where indicated and per share amounts, all dollar amounts are in millions of Canadian dollars.

NOTE 1   SEGMENTED FINANCIAL INFORMATION

---------------------------------------------------- ------------------- -----------------------------------------
                                                                                       MIDSTREAM
                                                                         ------------------- ---------------------
                                                                                                INFRASTRUCTURE AND
                                                            UPSTREAM            UPGRADING           MARKETING
                                                     ------------------- ------------------- ---------------------
                                                        2003       2002     2003      2002     2003        2002
------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31
---------------------------
Sales and operating revenues, net of royalties        $  964    $  511    $  276    $  221    $1,432    $  952
Costs and expenses
   Operating, cost of sales, selling and general         223       163       252       181     1,367       896
   Depletion, depreciation and amortization              229       200         5         5         5         4
   Interest - net                                          -         -         -         -         -         -
   Foreign exchange                                        -         -         -         -         -         -
                                                    --------------------------------------------------------------
                                                         452       363       257       186     1,372       900
                                                    --------------------------------------------------------------

Earnings (loss) before income taxes                      512       148        19        35        60        52
   Current income taxes                                   38        20         -         -         5         8
   Future income taxes                                   167        34         7        10        18        13
                                                    --------------------------------------------------------------
NET EARNINGS (LOSS)                                   $  307    $   94    $   12    $   25    $   37    $   31
                                                    ==============================================================

CAPITAL EMPLOYED - As at March 31 (2)                 $6,192    $ 5,919   $  308    $   306   $  395    $  268

TOTAL ASSETS - As at March 31                         $8,649    $ 7,723   $  662    $   640   $  847    $  845
==================================================================================================================

                                                -------------------------------------------------------------
                                                                  CORPORATE AND
                                                 REFINED PRODUCTS   ELIMINATIONS (1)              TOTAL
                                                ------------------- -------------------- --------------------
                                                  2003        2002     2003        2002     2003        2002
                                                -------------------------------------------------------------
THREE MONTHS ENDED MARCH 31
---------------------------
Sales and operating revenues, net of royalties  $  384    $  231    $ (838)    $ (556)  $ 2,218   $  1,359

Costs and expenses
   Operating, cost of sales, selling and general   374       217      (830)      (537)    1,386        920
   Depletion, depreciation and amortization          9         8         5          4       253        221
   Interest - net                                    -         -        21         27        21         27
   Foreign exchange                                  -         -      (100)         8      (100)         8
                                                -------------------------------------------------------------
                                                   383       225      (904)      (498)    1,560      1,176
                                                -------------------------------------------------------------

Earnings (loss) before income taxes                  1         6        66        (58)      658        183
   Current income taxes                              5         -         -          -        48         28
   Future income taxes                              (4)        2        16        (30)      204         29
                                                -------------------------------------------------------------
NET EARNINGS (LOSS)                             $    -    $    4    $   50     $  (28)  $   406   $    126
                                                =============================================================

CAPITAL EMPLOYED - As at March 31 (2)           $  351    $  375    $  361     $   (2)  $ 7,607   $  6,866

TOTAL ASSETS - As at March 31                   $  610    $  516    $  406     $    6   $11,174   $  9,730
=============================================================================================================

(1) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.
(2) Capital employed is defined as short- and long-term debt and shareholders' equity.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  20

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Husky Energy Inc. ("Husky" or "the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

NOTE 3   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

UPSTREAM COMMODITY PRICE RISK

In January and February 2003, the Company hedged crude oil averaging 85,000 bbls/day from April to December 2003 at an average fixed price of U.S. $29.42/bbl. In addition, the Company executed a put option program in February 2003 for approximately 3.7 mmbbls from July to December 2003 at a strike price of U.S. $27.00/bbl. The cost of the put option program was U.S. $6.1 million.

In February 2003, the Company hedged 230 mmcf/day of natural gas for April to October 2003 and 100 mmcf/day for November and December 2003 at an average price of U.S. $5.32/mcf.

FOREIGN CURRENCY RATE RISK

In January 2003, the Company used a currency swap to effectively hedge the 6.875 percent notes of U.S. $150 million due November 15, 2003 to Canadian $229 million.

INTEREST RATE RISK

The Company has interest rate swap arrangements whereby the fixed interest rate coupon on certain debt has been swapped to floating rates. These arrangements are substantially unchanged from December 31, 2002.

SALE OF ACCOUNTS RECEIVABLE

The Company terminated its agreement to sell net trade receivables of up to $200 million on a continual basis on March 31, 2003.

NOTE 4   LONG-TERM DEBT

-----------------------------------------------------------------------------------------------
                                                                       MARCH 31     Dec. 31
                                                         Maturity          2003        2002
-----------------------------------------------------------------------------------------------
Long-term debt

   6.25% notes                    -2003 & 2002 U.S. $400    2012         $    588   $    632

   6.875% notes                   -2003 & 2002 U.S. $150    2003              220        237

   7.125% notes                   -2003 & 2002 U.S. $150    2006              220        237

   7.55% debentures               -2003 & 2002 U.S. $200    2016              294        316

   8.45% senior secured bonds     -2003        U.S. $157
                                  -2002        U.S. $162  2003-12             231        256
   Private placement notes        -2003        U.S. $47
                                  -2002        U.S. $68   2003-5               68        107
   Medium-term notes                                      2004-9              500        600
                                                                   ----------------------------
   Total long-term debt                                                     2,121      2,385

   Amount due within one year                                                (278)      (421)
                                                                   ----------------------------
                                                                         $  1,843   $  1,964
===============================================================================================


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  21

At March 31, 2003, the Company did not have any borrowings under the Company's syndicated credit facility. During the first quarter of 2003 the amount of this facility was reduced from $940 million to $830 million. Interest rates under the facility vary based on Canadian prime, Bankers' Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected, credit ratings assigned by certain rating agencies to the Company's senior unsecured debt and whether the facility is revolving or non-revolving.

During the first quarter of 2003 the Company put in place a $100 million revolving credit facility. This facility has substantially the same terms as the syndicated credit facility.

Interest - net consists of:
--------------------------------------------------------------------------------
                                                         Three months
                                                        ended March 31

                                                     2003              2002
--------------------------------------------------------------------------------
Long-term debt                                       $  32            $  31
Short-term debt                                          -                1
                                                     ----------------------
                                                        32               32
Amount capitalized                                      (9)              (6)
                                                     ----------------------
                                                        23               26
Interest (income) expense                               (2)               1
                                                     ----------------------
                                                     $  21            $  27
================================================================================

NOTE 5   SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of no par value common and preferred shares. Changes to issued share capital were as follows:

--------------------------------------------------------------------------------
                                                  Three months ended March 31

                                                     2003              2002
--------------------------------------------------------------------------------
                                      Number of              Number of
                                        Common                 Common
                                        Shares                 Shares
                                                   Amount                Amount
--------------------------------------------------------------------------------
Balance at beginning of period      417,873,601   $ 3,406   416,878,093  $ 3,397
Exercised for cash - options and        544,943         6       430,974        3
warrants
--------------------------------------------------------------------------------
BALANCE AT MARCH 31                 418,418,544   $ 3,412   417,309,067  $ 3,400
================================================================================

The fair values of all common share options granted are estimated on the date of grant using the Modified Black-Scholes option-pricing model. The weighted average fair market value of options granted during the first quarter and the assumptions used in their determination are as noted below:

--------------------------------------------------------------------------------
                                                         Three months
                                                        ended March 31

                                                     2003              2002
--------------------------------------------------------------------------------
Weighted average fair market value per option        $ 3.91           $ 5.96
Risk-free interest rate (PERCENT)                       3.9              3.5
Volatility (PERCENT)                                     24               45
Expected life (YEARS)                                     5                5
Expected annual dividend per share                   $ 0.36           $ 0.36
================================================================================

The Company follows the intrinsic value method of accounting for stock-based compensation for its fixed stock option plan, under which compensation cost is not recognized. If the Company applied the fair value method at the grant dates for options granted after January 1, 2002 and also to all options granted, the Company's net earnings and earnings per share would have been as follows:


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  22

--------------------------------------------------------------------------------
                                                         Three months
                                                        ended March 31

                                                     2003              2002
--------------------------------------------------------------------------------
Compensation cost - options granted after
January 1, 2002                                      $      -         $      -

Compensation cost - all options granted              $      3         $      3

Net earnings available to common shareholders

   As reported                                       $    422         $    121

   Options granted after January 1, 2002             $    422         $    121

   All options granted                               $    419         $    118

Weighted average number of common shares outstanding (millions)

   Basic                                                418.2            416.9

   Diluted                                              420.0            419.0

Basic earnings per share

   As reported                                       $   1.01         $   0.29

   Options granted after January 1, 2002             $   1.01         $   0.29

   All options granted                               $   1.00         $   0.28

Diluted earnings per share

   As reported                                       $   1.00         $   0.29

   Options granted after January 1, 2002             $   1.00         $   0.29

   All options granted                               $   1.00         $   0.28
================================================================================

A summary of the status of the Company's fixed stock option plan is presented below:

                                                 Three months ended March 31
                                             2003                          2002
---------------------------------------------------------------------------------------------
                                Number of       Weighted       Number of       Weighted
                                  Shares        Average         Shares          Average
Fixed Options                   (thousands)  Exercise Prices  (thousands)     Exercise Prices
---------------------------------------------------------------------------------------------
Outstanding, beginning of period   7,920            $13.91        8,602           $13.78
Granted                              169            $17.03          200           $16.27
Exercised                           (428)           $13.69         (163)          $13.56
Forfeited                            (22)           $14.31         (226)          $14.07
                                -------------------------------------------------------------
OUTSTANDING, MARCH 31              7,639            $13.99        8,413           $13.84
                                =============================================================
Options exercisable at March 31    4,447            $13.75        2,690           $13.70
=============================================================================================

At March 31, 2003, the options outstanding had exercise prices ranging from $11.16 to $19.76 with a weighted average contractual life of 2.6 years.

Shares potentially issuable on the settlement of the capital securities have not been included in the determination of diluted earnings as the Company has neither the obligation nor intention to settle amounts due through the issue of shares.

NOTE 6   INCOME TAXES

Income tax expense in the first quarter of 2002 included an adjustment to future income taxes of $10 million resulting from changes to the British Columbia corporate income tax rate and to a reduction in the federal corporate income tax rate for non-resource income. There was no such adjustment in the first quarter of 2003.

NOTE 7   COMMITMENTS

The Company has awarded various contracts for the construction of the floating production, storage and offloading vessel and several other components of the White Rose development project with expected completion dates in 2005. The Company's share of the total value of contractual obligations at March 31, 2003 was $1.1 billion. As at March 31, 2003, the Company had spent $393 million on these contracts.


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  23

NOTE 8   CASH FLOWS - CHANGE IN NON-CASH WORKING CAPITAL

--------------------------------------------------------------------------------
                                                         Three months
                                                        ended March 31

                                                     2003              2002
--------------------------------------------------------------------------------

a) Changes in non-cash working capital were as follows:

   Decrease (increase) in non-cash working capital
      Accounts receivable                            $ (351)          $ (153)
      Inventories                                        13               (1)
      Prepaid expenses                                    6               (2)
      Accounts payable and accrued liabilities          292              139
                                                     -----------------------
  Change in non-cash working capital                    (40)             (17)
  Relating to:
      Financing activities                             (193)              (3)
      Investing activities                               (2)               -
                                                     -----------------------
      Operating activities                           $  155           $  (14)
                                                     =======================

b) Other cash flow information:

  Cash taxes paid                                    $   16           $   14
                                                     =======================
  Cash interest paid                                 $   23           $   35
================================================================================

NOTE 9   NET EARNINGS PER COMMON SHARE

--------------------------------------------------------------------------------
                                                         Three months
                                                        ended March 31

                                                     2003              2002
--------------------------------------------------------------------------------
Net earnings                                         $  406           $  126
Return on capital securities (net of related
  taxes and foreign exchange)                            16               (5)
    foreign exchange)
                                                     -----------------------
Net earnings available to common shareholders        $  422           $  121
                                                     =======================

Weighted average number of common shares outstanding
    - Basic (millions)                                418.2            416.9
Effect of dilutive stock options and warrants           1.8              2.1
                                                     -----------------------
Weighted average number of common shares outstanding
    - Diluted (millions)                              420.0             419.0
                                                     =======================

Net earnings
    Per share - Basic                                $ 1.01           $ 0.29
              - Diluted                              $ 1.00           $ 0.29
================================================================================


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  24

TERMS AND ABBREVIATIONS

bbls                               barrels
mbbls                              thousand barrels
mbbls/day                          thousand barrels per day
mmbbls                             million barrels
mcf                                thousand cubic feet
mmcf                               million cubic feet
mmcf/day                           million cubic feet per day
bcf                                billion cubic feet
tcf                                trillion cubic feet
boe                                barrels of oil equivalent
mboe                               thousand barrels of oil equivalent
mboe/day                           thousand barrels of oil equivalent per day
mmboe                              million barrels of oil equivalent
mcfge                              thousand cubic feet of gas equivalent
GJ                                 gigajoule
mmbtu                              million British Thermal Units
mmlt                               million long tons
NGL                                natural gas liquids
hectare                            1 hectare is equal to 2.47 acres
Capital Employed                   Short- and long-term debt and shareholders'
                                   equity
Capital Expenditures               Includes capitalized administrative expenses
                                   and capitalized interest but does not include
                                   proceeds or other assets
Cash                               Flow from Operations
                                   Earnings from operations
                                   plus non-cash charges
                                   before change in non-cash
                                   working capital
Equity                             Capital securities and accrued return, shares
                                   and retained earnings
Net Debt                           Total debt net of cash and cash equivalents
Total Debt                         Long-term debt including current portion and
                                   bank operating loans

Natural gas converted on the basis that six mcf equals one barrel of oil.

In this report, the terms "Husky Energy Inc.", "Husky" or "the Company" mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.

Husky Energy will host a conference call for analysts and investors on Wednesday, April 23, 2003 at 4:15 p.m. Eastern time to discuss Husky's first quarter results. To participate, please dial 1 (800) 404-8949 beginning at 4:05 p.m. Eastern time. Media are invited to participate in the call on a listen-only basis by dialing 1 (800) 396-0424 beginning at 4:05 p.m.

Those who are unable to listen to the call live may listen to a recording of the call by dialing 1 (800) 558-5253 one hour after the completion of the call, approximately 6:15 p.m. Eastern time, then dialing reservation number 21138289. The PostView will be available until Wednesday, May 7, 2003.

                                     - 30 -

For further information, please contact:

         INVESTOR RELATIONS
         Richard M. Alexander
         Vice President, Investor Relations
         and Communications
         Tel: (403) 298-6952
         Fax: (403) 750-5010


    707 - 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada T2P
             3G7Telephone: (403) 298-6111 Facsimile: (403) 750-5010
                           Website: www.huskyenergy.ca
                    e-mail: Investor.Relations@huskyenergy.ca


                              2003 HUSKY ENERGY INC. - FIRST QUARTER RESULTS  25